Mail Stop 4561


      April 5, 2006



Howard B. Katz
Chief Executive Officer
MD Werks, Inc.
1020 N.W. 6th Street
Deerfield Beach, Florida 33442

Re:	MDWerks, Inc.
      Registration Statement on Form SB-2
      Filed on March 9, 2006
      File No. 333-132296

Dear Mr. Katz:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
2. We note the cites to industry publications your prospectus, most notably in the "Industry Analysis" section starting on page 28. Please provide us with the relevant portions of the reports supporting the statements you make about MDWerks, Inc. and the industry in which it operates. Please highlight the specific portions that support your disclosure.
3. We note Form 8-K disclosure indicating that on March 22, 2006 you sold five units in a private placement, each unit consisting of Series A convertible preferred shares and warrants to purchase common shares. Please revise as applicable in your registration statement to reflect this issuance.
4. Please identify any selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation.
5. If any of the selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

* how long the selling shareholders have held the securities,
* the circumstances under which the selling shareholders received the securities,
* the selling shareholders` relationship to the issuer,
* the amount of securities involved,
* whether the sellers are in the business of underwriting securities, and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

* the seller purchased in the ordinary course of business and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Prospectus Cover Page
6. Please revise to delete defined terms from your prospectus cover page. Please refer to Item 421(d) of Regulation C. Likewise, to the greatest extent possible, please revise to delete defined terms from the summary section of your prospectus. We note, by way of example only, the reliance on defined terms in paragraph two of the "Overview" section of the prospectus summary.
7. Please revise your risk factor cross-reference so that it is highlighted by prominent type, such as greater font size or bolding, or in another manner. Refer to Item 501(a)(5) of Regulation S-B.
8. The reference in the penultimate paragraph to "certain" material risk factors investors should consider is somewhat vague, suggesting that not all material risk factors necessary for investor consideration have been included. Please revise.

Prospectus Summary
9. In order to provide for a more balanced view of the key aspects of the company and the offering, please include summary risk factors. We note, for example, your limited operations, your auditor`s going-concern opinion, your losses for the year ended December 31, 2005 of
$2,576,938, and your accumulated deficit of $16,558,220.

MDWerks, Inc. - page 2
10. Please revise to clarify, if true, that Xeni Financial currently has no credit agreements in place with financial institutions, such as national banks or financial services companies.

Corporate Information - page 3
11. Please revise to remove the reference to "this Memorandum" in the final paragraph, referencing instead the registration statement.

Risk Factors - page 5

We have historically incurred significant losses and may not be profitable in the future. In addition, we intend to continue to spend resources on maintaining and strengthening our business and this may cause our operating expenses to increase and operating results to decrease - page 5
12. Please revise to quantify the "significant net losses" you have experienced since your inception.
13. Please revise to specifically reference the independent auditor`s going-concern opinion.
14. Please revise to describe more precisely the "material adverse effect" you reference in the concluding sentence of paragraph one. Other risk factors needing similar revision either in the heading or the body of the disclosure include:

* Competition from providers of similar products and services could
materially adversely affect our revenues and financial condition.
-
page 6
* Our success will be dependent upon our technology. (Concluding sentence.) - page 6
* The failure of our systems could materially and adversely impact us. (Heading and concluding sentence.)- page 6
* Many healthcare providers who are potential clients may have existing systems that do not generate electronic files in a HIPAA-compliant format. (Concluding sentence.) - page 9
* Our systems are subject to certain security risks. (Concluding sentence.) - page 10
* We will need to enter into a banking relationship to offer our Advance Funding Services. (Concluding sentence.) - page 10

We may need to raise additional capital in the future and may need to initiate other operational strategies to continue our operations - page 5
15. Please revise to quantify the amount of cash presently available to the company to implement its business plan.

Our success will be dependent upon our technology - page 6
16. As drafted, your risk factor heading is a statement of fact, and not of risk. Please revise your risk factor headings as appropriate so that each heading succinctly expresses the risk described in the attendant risk factor disclosure. Examples needing revision include:
* We will need to attract key personnel. - page 7
* We are subject to substantial government regulation. - page 8
* We will need to enter into a banking relationship to offer our Advance Funding Services.- page 10

We rely on key personnel whose continued service is not guaranteed
-
page 7
17. Please consider combining this risk factor with the similar risk factor on page 15.

The use of independent sales representatives or distributors will subject us to certain risks - page 8
18. Please revise to clarify, if true, that you presently do not derive revenues from the efforts of independent sales representatives or distributors.

Our certificate of incorporation, bylaws and state law may contain provisions that preserve current management - page 15
19. The risk factor heading as drafted is somewhat ambiguous with respect to whether or not your certificate of incorporation, bylaws, and Delaware law contain provisions tending to preserve current management, possibly to the detriment of shareholders. Please revise the heading, and the final paragraph of the risk factor, to state clearly whether the referenced certificate of incorporation, bylaws and state law do, in fact, contain such provisions.

Our common stock may be considered "penny stock" and may be difficult to trade - page 15
20. Please revise to clarify, if true, that your common shares are currently subject to the "penny stock rules" pursuant to Section
15(g) of the Exchange Act, as opposed to "may be."

There is no public market for the Units of the Common Stock other than the OTCBB - page 16
21. Because you are registering common shares and warrants on behalf of selling shareholders, we are uncertain why you here make reference to "Units." Likewise, you do not appear to be registering common stock underlying preferred stock. Please revise or advise.

There are additional costs of being a public company and those costs may be significant - page 17
22. Please revise to provide, if possible, an estimate of the costs associated with being a reporting company.

Cautionary language regarding forward-looking statements and industry data - page 18
23. Remove the reference to the safe harbor protections under the Private Securities Litigation Reform Act. See the exclusion for penny stock issuers and initial public offerings in Section 27A of the Securities Act and 21E of the Securities Exchange Act of 1934.
24. We are uncertain of the reference to "newly-developed alternative drug technologies" at bullet point three. Please advise or revise.
25. Language disclaiming the accuracy of information in your prospectus is not appropriate. Please revise to delete this language from the final paragraph of this section disclaiming accuracy and/or completeness of information, or advise us why you believe its inclusion is necessary and appropriate.

Management`s Discussion and Analysis -- page 20
26. This section should present an analysis of the company`s business as seen through the eyes of management, including known trends, demands and commitments that may impact future financial condition or operating performance. Please expand your introductory disclosure to provide an analysis of these issues and other items which management believes may have a material impact on your future financial condition or operating performance. In addition, please quantify the percentage of your revenues generated by each of your business lines.
For additional guidance, refer to Commission Release No. 33-8350
(Dec. 19, 2003).

Liquidity and Capital Resources - page 22
27. Please identify the lender of the $135,000. If the 8% notes issued were securities, please disclose the issuance in Part II of the registration statement.

Business - page 24

Claims Management Systems
28. Please clarify whether Xeni Systems presently offers asset and wealth management services through third party sources. Advise us as to the material aspects of the arrangements with these sources. Upon reviewing your response, we may have further comment. Please revise as appropriate to reconcile disclosure here with disclosure at page
34 under "History of the Company" stating that you are in "preliminary discussions with a financial services company as a potential strategic associate for the development of an asset protection and wealth planning program."

Billing Services - page 25
29. Please revise to indicate what "back-audit" services are.

Consulting Services - page 25
30. Please revise to briefly explain what "off-the-shelf" solutions are.

Market Needs - page 29
31. Please provide support for your statement in the second to the last paragraph that the "main reason for the (HIPAA) legislation is to make it easier for providers to switch from traditional paper claims submission and payment to standardized electronic claims submission and payment."

Competition - page 32
32. Please revise to include brief discussions of "Nextgen" and "eHDL," both of which you have included in the "Competitive
Analysis-
Feature Comparison Chart" on page 34.

History of the Company - page 34
33. Refer to the last paragraph in this section. Please advise us why these stockholders forfeited the shares.

Directors and Executive Officers - page 36
34. We note the reference to MetroMedia Fiber Network under the discussion of Howard Katz. Please clarify whether this is the same company that filed for reorganization pursuant to Chapter 11 of the
United States Bankruptcy Code on May 20, 2002. As appropriate, please revise to address the requirements of Item 401(d)(1) of Regulation S-
B.

Board of Director Composition and Committees - page 38
35. Please revise to address, if known, when the Board will be expanded to include five directors.

Executive Officer Employment Agreements - page 39
36. Because Form SB-2 does not provide for incorporation by reference, it is not appropriate to incorporate the referenced employment agreements filed as Exhibits 10.1 and 10.2 to Form 8-K filed on January 5, 2006. Please advise or revise.

Incentive Compensation Plan - page 40
37. Please disclose the expiration date of the options.
Executive Compensation - page 42
38. For each named executive officer, please clarify the portion of fiscal 2005 for which he received compensation.



Selling Stockholders - page 45
39. Please revise to identify the natural person or persons having investment and voting control over the securities held by JTP
Holdings LLC.

Where you can find more information - page 50
40. Please revise to indicate the current address of the Commission,
100 F Street NE, Washington, DC 20549.

Financial Statements for the year ended December 31, 2005 and 2004 pages F-2 - F-17

Consolidated Statement of Operations, page F-4
41. We note the "gain on forgiveness of liabilities" recognized in 2004. Please revise to disclose the nature of the liabilities forgiven and the terms of the transactions under which they were forgiven. Please include an explanation of how you concluded that you had been legally released from any obligation in your response.

Note 1 Organization and Summary of Significant Accounting
Policies,
pages F-7 - F-10

Revenue recognition, page F-9
42. We note that in connection with your advance funding services you withhold interest, administrative fees, and other charges and that you record these items as revenue when earned. Please tell us and revise your document to disclose when you consider this revenue to be earned.

Note 6 - Stockholders` Deficiency, pages F-11 - F-14

Registration rights, page F-13
43. We note the fact that you recorded a liability for the fair value of warrants issued in conjunction with a private stock placement. Please explain your accounting basis under EITF 00-19 for recording these warrants as liabilities as opposed to equity. Specifically, please tell us whether there are any circumstances where these warrants could be settled in cash as opposed to equity and whether or not these warrants could be converted into unregistered shares by the holders if your shares are never registered.
44. Notwithstanding the above comment, please explain your basis for using the Black-Scholes model in calculating the fair value of the warrants.


Note 10 - Subsequent Events, pages F-16 - F-17
45. We note your loss on settlement of a $45,000 note payable.
Please tell us and revise your document to describe the reasons why the company settled this liability by issuing shares with a far greater market value than the amount owed.

Part II-Information not required in Prospectus

Item 26-Recent Sales of Unregistered Securities
46. Please revise to identify the exemption or exemptions from registration relied upon for the share exchange whereby approximately
59,162,000 shares of MDwerks Global Holdings, Inc. were exchanged for approximately 9,352,000 shares of common stock of the company. Provide the facts relied upon in making the exemption available. Refer to Item 701(d) of Regulation S-B.

Item 28-Undertakings
47. Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Matt Maulbeck, Accountant, at (202) 551-3466 or
Steve Jacobs, Branch Chief, at (202) 551-3404 if you have questions regarding comments on the financial statements and related matters.
Please contact Paul Fischer, Staff Attorney, at (202) 551-3415 or the undersigned at (202) 551-3852 with any other questions.


      Sincerely,



      Michael McTiernan
      Special Counsel



cc:	Stephen P. Katz, Esq. (via facsimile)



Mr. Howard B. Katz
MDWerks, Inc.
Page 10